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                                                  Filed by Wells Fargo & Company
                           pursuant to Rule 425 under the Securities Act of 1933

                                         Subject company:  Wells Fargo & Company
                                                   Commission file no. 001-02979



On July 7, 2000, Wells Fargo & Company issued the following press release:



                      WELLS FARGO AND BRENTON BANKS, INC.
                                AGREE TO MERGER

DES MOINES, July 7, 2000 - Wells Fargo & Company (NYSE: WFC) and Brenton Banks, Inc. (NASD: BRBK) said today they have signed a definitive agreement for the acquisition of Brenton Banks, Inc. by Wells Fargo & Company.

Brenton Banks, Inc., headquartered in Des Moines, Iowa, is a bank holding company with $2.0 billion in assets. Brenton Banks, Inc. owns two banking subsidiaries, Brenton Bank and Brenton Savings Bank, as well as Brenton Investments, Inc., Brenton Mortgages, Inc., Brenton Insurance, Inc., and Brenton Realty. It is the largest Iowa-based banking company and has 43 locations and 679 employees throughout the state. The company ranks second in mortgage originations in Iowa behind Wells Fargo Home Mortgage, Inc.

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The acquisition, which is subject to regulatory approval and the approval of
Brenton shareholders, is expected to close in the second half of this year. Under the terms of the agreement, Wells Fargo will exchange a total of approximately $255,694,000 of its common stock for all of the outstanding common stock of Brenton Banks, Inc. and a total of approximately $8,806,000 of its common stock for all of the outstanding common stock of Brenton Bank owned by shareholders other than Brenton Banks, Inc., bringing the total deal value to $264,500,000. The per-share exchange ratio will depend on the average of the New York Stock Exchange only closing prices of a share of Wells Fargo common stock during a measurement period covering the 15 consecutive trading days ending on the trading day immediately preceding the meeting at which Brenton Banks, Inc. shareholders vote on the acquisition.

"Wells Fargo and Brenton Bank share many values that have helped both of us become outstanding companies, including great customer service, building strong communities, and valuing our team members," said Lynn Horak, chairman and CEO of Wells Fargo Bank Iowa, N.A. "The combined company will continue to focus on earning 100% of our customers' business and helping them succeed financially. This is an outstanding opportunity for our company to continue its growth and succeed in an even-larger capacity throughout the entire state."

"Selecting a partner that shares our strong commitment to employees, shareholders, clients, and to supporting great communities is very important to us," said Robert L. DeMeulenaere, president and CEO of Brenton Banks, Inc.

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"We feel our acquisition by Wells Fargo & Company will serve the best long-term interests of our people, our clients, our shareholders and the communities we serve. Our belief -- that local managers are best qualified to make the right decisions for the communities where they live and work -- is an integral part of the way Wells Fargo does business too. With its outstanding reputation as a company that values staff, clients, community support, an excellent track record of providing value for shareholders and the broadest product line in the business, we're confident that Wells Fargo is the right choice."

Robert Brenton, chairman of the board of Brenton Banks, Inc., said "Brenton Bank was established in the small, central Iowa town of Dallas Center in 1881 by my great-grandfather, William Brenton. Our banking culture and values were originally established in small rural communities where we were very close to our customers. Our philosophy of banking has focused on working to help small businesses get started, supporting the communities we serve and especially working with individuals and families to achieve their financial goals and improve their quality of life. We are pleased that Wells Fargo, our new partner, shares our values and culture and we are proud to be a part of the leading financial services company in the nation."

"My father, Harold Brenton, was president of Iowa-Des Moines National bank (now Wells Fargo) in Des Moines in the 1930s and then a senior vice president and director of Northwest Bancorporation (now Wells Fargo) in Minneapolis throughout the 1940s. Because of this history, we understand their values and banking philosophy and feel that together we will continue to build a strong future for Iowa families and businesses."

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       Brenton has locations in Cedar Rapids, Davenport, the Des Moines metro area (eight offices in Clive, Johnston, Urbandale, and Des Moines), Adel, Ames, Ankeny, Clarion, Coralville, Dallas Center, Dexter, Dubuque, Eagle Grove, Emmetsburg, Granger, Grinnell, Indianola, Jefferson, Knoxville, Marion, Marshalltown, Newton, Pella, Perry, Redfield, Story City, Van Meter, Waukee, and Woodward.

"We look forward to continuing the excellent relationships that Brenton Bank has built with its individual and business clients," Horak said. "Like Wells Fargo, Brenton has built a reputation of focusing on customers by serving them when, where and how they want to be served."

Wells Fargo & Company is a $222 billion diversified financial services company providing banking, investment management, brokerage services, trust and private banking, insurance, mortgage and consumer finance through 5,310 stores, the Internet (www.wellsfargo.com) and other distribution channels across North America and elsewhere internationally.

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This news release contains forward-looking statements about Wells Fargo &
Company ("Wells Fargo") and its proposed acquisition of Brenton Banks, Inc. These statements include descriptions of (a) the anticipated closing date of the transaction and (b) plans and objectives of Wells Fargo's management for future operations, products and services of Brenton Banks, Inc. following the transaction. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."

Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors-many of which are beyond Wells Fargo's control-could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Wells Fargo's reports filed with the SEC, including Wells Fargo's Form 10-Q for the quarter ended March 31, 2000 and/or Form 10-K for the year ended December 31, 1999, describe some of these factors, including certain credit, market,
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operational, liquidity and interest rate risks associated with Wells Fargo's business and operations. Other factors described in these reports include changes in business and economic conditions, competition, fiscal and monetary policies, disintermediation, legislation, the combination of the former Norwest Corporation and the former Wells Fargo & Company, and other mergers and acquisitions.

This news release may be deemed to be solicitation material in respect of the proposed acquisition of Brenton Banks, Inc. by Wells Fargo. Brenton Banks, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. These directors and executive officers include the following: William H. Brenton and C. Robert Brenton are both directors of Brenton Banks, Inc. As of March 31, 2000, William
H. Brenton owned or had a beneficial interest in 3,675,295 shares (17.33%) of common stock of the company and C. Robert Brenton, who is also an executive officer of Brenton Banks, Inc., owned or had a beneficial interest in 3,580,793 shares (16.88%) of common stock of the company.

In connection with the proposed transaction, Wells Fargo will file a registration statement on Form S-4 with the SEC. Shareholders of Brenton Banks, Inc. are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) and from Brenton Banks' and Wells
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Fargo's respective corporate secretaries.


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